Exhibit 4.13

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”), effective as of September 1, 2012 (the “Effective Date”), is made by and between Prima Biomed Ltd., an Australian limited company, with its current principal place of business located at Level 7, 151 Macquarie St, Sydney 2000 NSW Australia (“PRIMA”), and Matthew Lehman (“Employee”).

WHEREAS, PRIMA, together with its affiliates and subsidiaries, is engaged in the business of research, development, and commercialization of medical products; and,

WHEREAS, Employee and PRIMA desire to enter into an employment agreement pursuant to the terms and conditions in this Agreement;

NOW THEREFORE, in consideration of the promises, the mutual and several covenants and agreements and the representations and warranties contained in this Agreement, the parties hereby agree as follows:

1. Employment, Term, and Termination.

1.1. PRIMA hereby employs Employee and Employee hereby accepts employment by PRIMA under the terms and conditions set forth in this Agreement for a term commencing on the Effective Date and continuing until August 31, 2016 (“Termination Date”), unless terminated earlier as provided for in Section 4. The term during which Employee is employed under this Agreement shall be referred to herein as the “Employment Period.”

1.2. Employee shall have the title and shall perform the responsibilities and duties of the Chief Executive Officer. Employee shall perform all duties assigned to him in accordance with the terms of this Agreement by PRIMA’s board of directors (“Board”) faithfully, diligently and to the best of his ability. Such duties include, without limitation, the overseeing and implementation of the business plan adopted by the Board (as may be revised from time to time by the Board). Employee shall perform the services contemplated under this Agreement in accordance with the policies established by and under the direction of the Board. Employee shall have such corporate power and authority as shall reasonably be required to enable him to discharge his duties under this Agreement. In addition, PRIMA shall continue to nominate Employee, recommend to stockholders of PRIMA the election of Employee, and use its other reasonable efforts to enable Employee to serve on the Board for the Employment Period.

1.3. For purposes of this Agreement, PRIMA and Employee agree that Employment issues will be generally administered by PRIMA’s wholly owned subsidiary Prima Biomed USA, Inc., located at 303 Twin Dolphin Rd, Redwood City, CA 94065. Employee, for purposes of tax, benfits, and employment law, is a resident of the State of California employed by Prima Biomed USA, Inc. Notwithstanding the forgoing, nothing in this Agreement shall by understood to limit Employee’s obligations and rights as an officer of PRIMA with duties and responsibilities to PRIMA and all if its subsidiaries and affiliates worldwide.

1.4. Employee’s primary location of work will be in Redwood City, California; however, Employee shall be prepared to travel extensively and perform his duties at any location globally, as needed. Commensurate with the development of the business, PRIMA will provide Employee office space and staff as required for the performance of his duties.

1.5. Employee’s employment shall be full-time and exclusive. Notwithstanding the foregoing, except as otherwise agreed to in writing, Employee shall have the right to perform such incidental services as are necessary in connection with (a) his private passive investments, (b) his charitable or community activities, (c) his participation in trade or professional organizations and (d) his service on the board of directors (or comparable body) of one (1) third-party corporate entity that does not compete with PRIMA and only upon the prior approval of the Board in its absolute discretion.

1.6. Employee represents that the execution of this Agreement and performance of Employee’s duties hereunder do not conflict with or result in a breach or a default under any agreement, contract or instrument to which Employee is a party or by which Employee is bound.

1.7. Employee shall comply with all reasonable and lawful policies and procedures of PRIMA, and those of its affiliates.

2. Restrictive Covenants (“Covenants”).

2.1. Confidentiality. Employee acknowledges that, during the course of his employment with PRIMA, he will have access to confidential information and biological materials not generally known outside PRIMA (whether conceived or developed by Employee or others) and confidential information and biological materials entrusted to PRIMA by third parties, including, without limitation, trade secrets, techniques, formulae, biological materials, marketing and other business plans, data, strategies and forecasts (collectively, “Confidential Information”). Any Confidential Information conceived or developed by Employee during employment will be the exclusive property of PRIMA. Except as may be necessary in connection with PRIMA’s business, Employee will not (during or after his employment with PRIMA) disclose Confidential Information to any third person, firm or entity or use Confidential Information for his own purposes or for the benefit of any third person, firm or entity. In his work for PRIMA, Employee will refrain from unauthorized use or disclosure of information and biological materials owned by former employers or other third parties. This Section 2.1 shall survive this Agreement.

2.2. Inventions. Employee will promptly disclose to PRIMA any discoveries, inventions, formulae and techniques, whether or not patentable, made, conceived or first reduced to practice by the Employee, either alone or together with others, during his employment with PRIMA (collectively, the “Inventions”). Employee hereby assigns to PRIMA all of his right, title and interest in and to any Inventions. Employee will execute such documents and take such other actions as may be reasonably requested by PRIMA (at the PRIMA’s expense) to enable PRIMA to apply for, obtain, maintain and enforce patents on any of the Inventions or to facilitate the transfer or assignment of any of PRIMA’s rights with respect to the Inventions and patents. This Section 2.2 shall survive this Agreement for three (3) years.

2.3. Noncompetition. Employee acknowledges that his duties hereunder and the services he will provide to PRIMA are of a special, unique, unusual and extraordinary character, which gives this Agreement particular value to PRIMA, and that it would be difficult to employ any individual or individuals to replace Employee in the performance of such duties and services. Therefore, during employment, the Employee will not, directly or indirectly, enter into, organize, control, engage in, be employed by, serve as a consultant to, be an officer or director of or have any direct or indirect investment in any business, person, partnership, association, firm or corporation engaged in any business activity (including, but not limited to, research, development, manufacturing, selling, leasing, licensing or providing services) which is competitive with the business and/or scientific activities that PRIMA is developing or exploiting during Employee’s employment with PRIMA (“Noncompetition”). Further, PRIMA shall also have the right, but not the obligation, to extend the period of Noncompetition for a period of up to twelve (12) months after the termination of his employment with PRIMA; except that, in the event of early Employee termination without Cause (as defined in Section 4.24.1(b)) or for Good Reason (as defined in Section 4.34.1(b)), PRIMA may not extend Noncompetition past the termination date without the consent of the Employee. During any such extended Noncompetition, PRIMA shall continue to pay agreed upon Base Salary and health insurance. Nothing contained in this Agreement shall be construed to prevent Employee from owning at any time, directly or indirectly, as much as 5% of any class of equity securities issued by any corporation or other entity which are publicly traded.

2.4. Non-solicitation. The Employee hereby covenants and agrees that during employment and for a period of six (6) months after the termination of his employment with PRIMA, regardless of Cause, he shall not, directly or indirectly, on his own behalf or on behalf of any other person or entity, solicit, or attempt to solicit, or hire, or retain as a consultant, any person who is then, an employee of or consultant to PRIMA, or persuade or attempt to persuade any employee of or consultant to PRIMA to leave the employ of PRIMA or to become employed as an employee or retained as a consultant by anyone other than the PRIMA.

2.5. PRIMA and Employee agree and stipulate that the agreements and Covenants of Employee as set out above in this Section 2 are fair and reasonably necessary for the protection of the business, goodwill, trade secrets and other protectable interests of PRIMA in light of all of the facts and circumstances of the relationship between Employee and PRIMA.

2.6. Employee agrees that, in the event Employee breaches or threatens to breach any one, some or all of the Covenants, PRIMA shall be entitled to both a preliminary or permanent injunction to prevent the continuation of such harm. Nothing contained herein shall be construed to prohibit PRIMA from also pursuing any other remedies, the parties having agreed that all remedies shall be cumulative, including but not limited to the cancellation of any interests, rights or ownership in PRIMA without consideration. The existence of any claim, demand, action or cause of action by Employee against PRIMA, whether predicted upon this Agreement or otherwise, shall not constitute a defense to the enforcement by PRIMA of any of its rights hereunder, including, without limitation, its rights to enforce the Covenants.

2.7. If any portion of the Covenants and agreements contained herein, or the application thereof, is construed to be invalid or unenforceable, then the other portions of such Covenants or agreements, or the application thereof, shall not be affected and shall be given full force and effect without regard to the invalid or unenforceable provision. If any court or agency shall determine that the scope, duration or geographical limits of any Covenants contained in this Section 2 are unenforceable, it is the intention of the parties that the Covenants set forth therein shall not thereby be terminated, but shall be deemed amended to the extent required by such court and/or agency to render it valid and enforceable.

3. Compensation, Benefits, and Business Expenses.

3.1. Base Annual Salary. For all duties and responsibilities to be performed by Employee on behalf of PRIMA and its affiliated companies, Employee shall be entitled to receive a Base Annual Salary of USD 335,760. The Base Annual Salary, less any agreed upon withholdings, and less sums required to be withheld by law including, but not limited to applicable local, state, and federal taxes, shall be payable in equal monthly installments or such other more frequent regular installments as PRIMA may, from time to time, determine.

3.2. Relocation Expenses. PRIMA will reimburse Employee’s reasonable and customary moving and relocations expenses to the Redwood City, CA area from Berlin, Germany.

3.3. Discretionary Performance Bonuses and Stock Options. Employee shall be entitled to participate in PRIMA’s employee incentive plans, or other similar incentive programs organized by Prima. The Board, in accordance with its established remuneration procedures and consistent with PRIMA’s legal obligations, shall review with the Employee the performance expectations for PRIMA as a whole and the Employee’s individual performance and the potential short term and long term cash and equity incentives associated with the achievement of performance milestones.

3.4. Other Fringe Benefits. PRIMA shall provide:

(a) Comprehensive health plan, including dental and vision coverage, for Employee, spouse, and his dependents, as offered to similarly situated employees of PRIMA;

(b) All other PRIMA benefit plans as offered to similarly situated employees, although PRIMA shall be under no obligation to offer or maintain any such plan, which may include, but are not limited to, disability and life insurance, participation in a 401k or other retirement program, and other such benefits, in accordance with PRIMA policy.

(c) Paid holidays according to PRIMA policy.

(d) Paid Time Off (PTO) for sick time and vacation in accordance with current PRIMA policies.

(e) Other time off work (either paid or unpaid) may be granted in extenuating circumstances in the discretion of PRIMA.

3.5. Review of Compensation. PRIMA and Employee agree, in good faith, to annually review compensation and benefits with regards to both Employee’s and PRIMA’s performance, as well as cost of living considerations.

3.6. Business Expenses. Subject to PRIMA’s current expense reimbursement policies and procedures, and provided that Employee submits supporting evidence of expenses in accordance with PRIMA company policy or as otherwise required by sound accounting practices, Employee shall be reimbursed for all reasonable out-of-pocket expenses directly related to the Employee’s duties and responsibilities.

4. Early Termination.

4.1. Notwithstanding anything in this Agreement to the contrary, Employee’s employment may be terminated prior to the Termination Date pursuant to the following:

(a) Termination by PRIMA without Cause or by the Employee for Good Reason. PRIMA may terminate this Agreement without Cause, as defined in Section 4.2, by thirty (30) days notice. Employee may terminate this Agreement for Good Reason, as defined in Section 4.3, upon notice to PRIMA. In the event of Termination without Cause or for Good Reason, and provided Employee is not in breach of any of the material provisions of this Agreement or any other agreement with PRIMA at any time, Employee shall receive his (prorated) Base Annual Salary and health insurance reimbursement (in accordance with normal payroll practices) as severance for a period of six (6) months; PRIMA shall reimburse reasonable and customary Business Expenses within five (5) business days of the effective date of early termination; and the Board will take action to vest to Employee any equity participation rights, stock options, or other similar accrued equity-based compensation previously granted to the Employee that would have otherwise been expected to vest to Employee within a twelve (12) month period from the effective date of the early termination. Employee shall be entitled to .rio other bonus, compensation or benefits except as may be required by law (including unemployment benefits).

(b) Termination by Prima for Cause. PRIMA may terminate Employee’s employment for “Cause” as defined in Section 4.2. Any termination for Cause shall be effective upon Employee’s receipt of written notice and shall not be subject to a cure period unless otherwise provided herein. Upon termination for Cause, all of Employee’s rights set forth in Section 3 shall immediately terminate to the maximum extent permitted by applicable law. Employee shall, however, be entitled to expense reimbursement in accordance with Section 3.6 (Business Expenses) for expenses properly incurred prior to the date on which notice of termination is given to Employee.

(c) Voluntary Resignation by Employee. Employee may voluntarily terminate his employment with PRIMA upon thirty (30) days notice. Upon the effective date of the resignation, PRIMA’s obligations to make payments under this Agreement shall cease, except PRIMA shall pay Employee any salary earned but unpaid, any benefits accrued, and any business expenses properly incurred but not yet reimbursed as of the effective date of resignation.

(d) Termination by death or Disability. Employee’s employment shall terminate immediately upon his death. In the event Employee shall be unable to perform his duties hereunder by virtue of illness or physical or mental incapacity or disability (from any cause or causes whatsoever) in substantially the manner and to the extent required hereunder propr ro the commencement of such disability (all such causes being herein referred to as “Disability”) and Employee shall fail to perform such duties for periods aggregating ninety (90) days, whether or not continuous, in any countinous period of 270 days, PRIMA shall have the right to terminate this Agreement and to discharge Employee upon prior written notice to him.

(e) Change in Control Termination. If within twelve (12) months immediately following a Change in Control, as defined in Section 4.4, Employee is terminated without Cause by PRIMA (or the successor company) or the Employee terminates his employment with PRIMA (or the successor company) for Good Reason, Employee shall be entitled to his Base Salary and reimbursement of health insurance premiums for a health plan substantially equivalent as was in effect immediately prior to the Change in Control termination date for a period of twelve (12) months, payable either as a lump sum or on the same basis and the same time as previously paid, at the discretion of PRIMA (or the successor company). Further, the Board will take action to vest to Employee any equity participation rights, stock options, or other similar accrued equity-based compensation previously granted to the Employee that would have otherwise been expected to vest to Employee within a twelve (12) month period from the effective date of the change in control termination.

4.2. Definition of Cause. For purposes of this Agreement, “Cause” shall mean the Employee has, during the Employment Period:

(a) Defaulted or breached any of the material provisions of this Agreement, or any agreement with any other PRIMA affiliate;

(b) Been indicted, arrested or convicted of, or plead guilty or no contest to, a felony or other crime, including crimes involving fraud, larceny, embezzlement, moral turpitude or dishonesty, or engaged in any act which is a violation of any law or regulation protecting the rights of employees or relating to the conduct of PRIMA’s or any of its affiliates’ business;

(c) Intentionally committed any act, which materially detrimentally impacts on the business, business relationships or reputation of PRIMA, its affiliates, any employee or director of PRIMA or its affiliates, and such act was undertaken without the authorization of the Board;

(d) During the performance of Employee’s duties Employee was habitually under the influence of alcohol or drugs and it materially impacted on the business or reputation of PRIMA or its affiliates or on Employee’s ability to conduct his duties under this Agreement;

(e) Failed to follow reasonable and lawful directives of the Board;

(f) Failed or refused to perform his principal duties and responsibilities as set forth in Section 1 hereof, if such failure or refusal is not cured within thirty (30) days after written notice thereof to Employee by PRIMA;

(g) Committed an act, or failed to commit an act, involving PRIMA or its affiliates that amounts to willful misconduct, wanton misconduct or gross negligence, including without limitation any violation of PRIMA’s or its affiliates’ anti-discrimination and anti-harassment policies;

(h) Intentionally engaged in any activity that is in conflict with or adverse to the interests of PRIMA or its affiliates, including without limitation violation of foreign or domestic anti-corruption laws, rules and regulations;

(i) Breached Employee’s fiduciary duty to PRIMA or its affiliates (whether or not for personal profit); or

(j) Committed an act of self-dealing.

4.3. Definition of Good Reason. For purposes of this Agreement, the term “Good Reason” will mean one or more of the following is undertaken without the Employee’s express written consent:

(a) a material breach by PRIMA of any material provision of this Agreement;

(b) the assignment to Employee of any duties materially and substantially inconsistent with Employee’s position in PRIMA, or a materially adverse alternation in the nature or status of Employee’s responsibilities;

(c) a reduction in Employee’s Base Salary or benefits that would substantially diminish the aggregate value of the Employee’s compensation and benefits; or

(d) PRIMA’s requiring Employee to be permanently based anywhere more than a 50-mile radious of Redwood City, California.

4.4. Definition of Change in Control. For purpose of this Agreement, a “Change of Control Event” will be deemed to occur if:

(a) there will be (i) consummated any consolidation or merger of PRIMA in which PRIMA is not the continuing or surviving corporation or pursuant to which the stock of PRIMA would be converted into cash, securities, or other property, other than a merger or consolidation of PRIMA in which the holders of PRIMA’s stock immediately prior to the merger of consolidation hold more than fifty percent (50%) of the stock or other forms of equity of the surviving corporation immediately after the merger or consolidation, or (ii) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of PRIMA; or

(b) the Board approves any plan or proposal for liquidation or dissolution of PRIMA.

4.5. PRIMA shall have the right at any time following the delivery of the notice of termination (for any reason) to relieve Employee of his offices, duties, and responsibilities and to please his on a paid to leave absence status. If PRIMA places Employee on paid leave of absence status pursuant to the immediately preceding sentence, then Employee shall remain a full-time employee of PRIMA and shall continue to receive his salary compensation and other benefits set forth in this Agreement.

4.6. Upon the termination of Employee’s employment for any reason, he shall, upon request by PRIMA:

(a) immediately resign without claim for compensation from all offices held in the PRIMA and any subsidiary or affiliate of PRIMA and membership in any organization and any office in any other company acquired by reason of or in connection with Employee’s employment under this Agreement; Employee hereby irrevocably appoints PRIMA to be his attorney in his name and on his behalf to execute any documents and to do any things necessary or requisite to give effect to this clause;

(b) subject to the requirements to preserve any documents under applicable law or good clinical practices, deliver to the PRIMA all documents (including, but not limited to, correspondence, lists of clients or customers, plans, drawings, accounts, and other documents of whatsoever nature, and all copies thereof, whether on paper, computer memory or otherwise) made, compiled or acquired by Employee during his employment with PRIMA that relate to the business, finances, or affairs of PRIMA or any subsidiary or affiliate of PRIMA, or its or their clients or customers and any other property of PRIMA or any subsidiary or affiliate of PRIMA which is in his possession, custody, care, or control. Employee shall, if requested to do so by PRIMA, confirm in writing and under oath his compliance with his obligations under this clause;

(c) irretrievably delete any information relating to the business of PRIMA or any subsidiary or affiliate of PRIMA stored on any magnetic or optical disc or memory and all matter derived therefrom which is in his possession, custody, care, or control outside the premises of PRIMA and if requested to do so by PRIMA, confirm in writing and under oath his compliance with his obligations under this clause; and

(d) for a period of three years (3) after the termination date of Employee’s employment, and subject to any reasonable limitations posed by the terms and conditions of his then-current employment, cooperate reasonably in regard to matters related to PRIMA where Employee’s availability is requested by PRIMA on reasonable advance notice, including matters in which Employee acted on behalf of PRIMA and as to which his continued advice and cooperation are reasonably regarded as necessary in order to bring such matters to a conclusion or to resolve a dispute relating thereto. Such assistance shall be scheduled at a mutually agreeable time and place in such a manner as not to interfere with any alternative employment obtained by Employee, and this provision shall not require Employee to take a leave of absence from, give up, or otherwise materially contravene or detrimentally interfere with the terms and conditions of any subsequent employment he may have obtained or have a reasonable likelihood of obtaining. If such cooperation is requested at a time when Employee is no longer receiving severance pursuant to Section4.1, PRIMA shall pay reasonable compensation to Employee and in all cases shall pay all reasonable out of pocket expenses incurred by his in connection with such cooperation, including but not limited to reasonable travel, hotel, meals, car rental and telephone expenses, as approved in advance by PRIMA.

5. Indemnification of Employee.

5.1. PRIMA agrees to assume responsibility and liability for and agrees to indemnify and hold harmless Employee from and against any and all costs (including reasonable attorney’s fees), damages, expenses, losses, suits, claims and demands, in any manner caused by, resulting from or arising out of his employment by PRIMA or its affiliates, including employment therewith prior to the effective date of this Agreement, or his proper adherence to this Agreement, and any applicable federal, state and local laws and regulations, excepting damage or injury which may be attributed to the willful failure of Employee to adhere to this Agreement or any other agreement with PRIMA or any applicable federal, state and local laws and regulations or due to his willful misconduct or gross negligence.

5.2. In the event that Employee seeks indemnification under the terms of this provision or any other provision, he shall immediately inform PRIMA of the claim in writing after it receives notice of the claim, shall permit PRIMA to appoint counsel mutually agreeable to PRIMA and Employee, assume direction and control of the defense of the claim (including the right to settle the claim so long as no admission or payment of any kind is required of the Employee), and shall cooperate as requested (at the expense of the other party), in the defense of the claim.

5.3. These provisions regarding indemnification shall survive the termination of this Agreement for a period of five (5) years.

6. Miscellaneous.

6.1. PRIMA shall reimburse Employee for all costs, fees, and other expenses incurred by Employee in connection with Employee’s attempt to enforce the provisions of this Agreement, whether or not suit is actually instituted, together with Employee’s reasonable attorneys’ fees and costs incurred in connection therewith, as may be awarded by a court of competent jurisdiction after determining that Employee is entitled to prevail on the merits.

6.2. Employee shall reimburse PRIMA for all costs, fees, and other expenses incurred by PRIMA in connection with PRIMA’s attempt to enforce the provisions of this Agreement, whether or not suit is actually instituted, together with PRIMA’s reasonable attorneys’ fees and costs incurred in connection therewith, as may be awarded by a court of competent jurisdiction after determining that PRIMA is entitled to prevail on the merits.

6.3. Counsel. Employee hereby acknowledges that he has retained and/or has had the opportunity to retain independent counsel for advice regarding his rights and obligations under this Agreement.

6.4. Key-Person Insurance. Employee agrees that PRIMA shall have the right to obtain a key-person life and disability insurance policy on the Employee with PRIMA as the sole beneficiary thereof. The Employee shall (a) cooperate fully in obtaining such key-person life and disability insurance; (b) sign any reasonably necessary consents, applications and other related forms or documents; and (c) take any reasonably required medical examinations.

6.5. Notice. Any notice required to be given, or offer, acceptance or rejection made pursuant to this Agreement shall be sufficient if in writing executed by the sender and when either delivered by hand, mailed by certified mail, return receipt requested, required postage prepaid, or send via a nationally recognized overnight delivery service (such as FedEx or UPS) to PRIMA at its principal offices, and to Employee, or his personal representative, as the cases may be, at his address first above set forth unless notice is given to all parties of a change thereof. Any notices, or offer, acceptance or rejection shall be considered made when delivered. If delivery of the certified mail item is refused by the party to whom it was directed, delivery shall be deemed made on the fifth (5th) day following the date of mailing.

6.6. Binding. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and upon the personal representatives, heirs, successors and assigns of all of them. Employee shall not assign this Agreement. Employee agrees that PRIMA may assign any portion or all of this Agreement to its successors and assigns including, without limitation, any successors and/or assigns arising from the sale and/or merger of PRIMA, whether or not PRIMA is the surviving entity.

6.7. Severability. If any term, covenant, condition or provision of this Agreement shall, to any extent, be determined by final court action or by an award of an arbitrator or arbitrators to be invalid or unenforceable, the balance of this Agreement shall remain valid and enforceable to the fullest extent allowable.

6.8. Amendment. This Agreement contains the entire agreement between the parties hereto and shall not be changed, modified, amended or terminated, except in writing signed by all parties hereto. Except for matters that are required to be adjudicated in Australia due to Australian laws or regulations related to securities or corporations, this Agreement shall be construed, applied and interpreted under the laws of the State of California. This Agreement shall supersede any and all prior written or oral agreements among the parties dealing with the subject matter.

6.9. Certain payments and benefits subject to shareholder approval under the Corporations Act of Australia. Despite any provision of this Agreement, PRIMA is not required to pay or provide any amounts or benefits to the Employee which do not comply with the provisions of Part 2D.2, Division 2 of the Corporations Act 2001 (Cth) without the need to obtain shareholder approval. To the extent that this Agreement requires PRIMA to pay or provide any such amounts or benefits, the Employee agrees and acknowledges that shareholder approval must first be obtained and hereby irrevocably consents to forego those amounts or benefits if shareholder approval is not obtained.

*** Signature page follows ***

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

For EMPLOYEE

/s/ Matthew Lehman
Matthew Lehman

For PRIMA BIOMED LTD.

/s/ Lucy Turnbull
Lucy Turnbull AO
Nonexecutive Chairman of the Board of Directors